Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (“Agreement”) is entered into by and between WEBZEN Inc. (“WEBZEN” or the “Surviving Corporation”) and NHN Games Co., Ltd. (“NHN Games”) under following terms and conditions. The Merger (as defined below) is intended to gain synergetic effect and enhance competitiveness by creating an efficient development environment.

Article 1. MERGER. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Korean applicable law, NHN Games shall be merged with and into WEBZEN, pursuant to which NHN Games will cease to exist and Webzen will continue as the Surviving Corporation (the “Merger”).

Article 2. EXCHANGE RATIO AND NEWLY ISSUED SHARES.
(a) WEBZEN will issue 20,129,627 shares of its common stock (“Webzen Shares”).  NHN Games’ shareholders of record as specified in the shareholder list of NHN Games at the Effective Time (as defined below) will receive 1.57262712 WEBZEN Shares for every share of NHN Games stock he or she owns.
(b) The par value of the newly issued Webzen Shares is Korean Won (“KRW”) 500 per share.
(c) In the event of any stock split, merger or capital reduction of WEBZEN after the date of this Agreement, the number of shares as stated in this Agreement shall be adjusted pro rata.

Article 3. CAPITAL AND CAPITAL RESERVE. The capital of the Surviving Corporation shall increase by KRW 10,064,813,559 after the Merger. The capital reserve shall be determined by the mutual consent after considering the capital level of NHN Games at the Effective Time.

Article 4. BOARD OF DIRECTORS AND SHAREHOLDERS MEETING. Both WEBZEN and NHN Games will convene their respective meetings of the Board of Directors on April 15, 2010 to vote on the Agreement and other matters related to the Merger, and make plans to convene their respective shareholders meeting, as required by applicable law, to approve the Merger. The date of such Board of Directors meetings and shareholders meetings can be changed by mutual consent if deemed necessary during the course of the Merger.

Article 5. EFFECTIVE TIME OF THE MERGER. Subject to the terms and conditions of this Agreement, the Merger shall become effective on July 01, 2010 (the “Effective Time”). The Effective Time can be changed by mutual consent if deemed necessary during the course of the Merger.

Article 6. ASSUMPTION OF ASSET AND LIABILITIES. At the Effective Time of the Merger, NHN Games shall transfer all of its assets and liabilities, and rights and obligations thereto, to the Surviving Corporation, such assets and liabilities to be based on the list of properties, balance sheet and other financial documents as of April 15, 2010.

Article 7. GOVERNMENT SUBSIDIZED PROJECTS. NHN Games shall inform WEBZEN of its involvement in any development projects subsidized by the Korean government as of and up till April 15, 2010 and WEBZEN shall assume all rights and obligations thereto from NHN Games.  If there are any changes to such projects, NHN Games shall provide WEBZEN with detail regarding such changes, if any, from April 15, 2010 to the Effective Time for verification by WEBZEN.

Article 8. DUTY OF CARE OF A GOOD MANAGER.
From the date of this Agreement to the Effective Time, each party shall, with the duty of care as a good manager, perform their respective obligations, manage and operate all properties, and consult with each other and mutually consent on any transaction that may materially impact such obligations and properties. No changes in capital is permitted from the date of this Agreement to the Effective Time.

Article 9. RECORD DATE OF DIVIDEND PAYOUT. The record date for the purpose of calculating the dividend amount for the shares newly issued pursuant to Article 2 shall be the Effective Time.

Article 10. EMPLOYEES. WEBZEN shall assume and be responsible for all employees of NHN Games as of the Effective Time. Each employee’s time of service (as calculated by NHN Games) at NHN Games shall be honored with other related details to be determined by mutual agreement hereafter. All rights and obligations of the stock incentive plan of NHN Games (the “NHN Games Stock Incentive Plan”) shall adhere to the Article of Incorporation and any stock incentive plan related filings of WEBZEN and all provisions of any contracts between participants in the NHN Games Incentive Plan and NHN Games shall be deemed to have been revised to conform to the Article of Incorporation and any stock incentive plan related filings of WEBZEN.

Article 11. DIRECTORS AND MANAGEMENT. The new directors and members of audit committee of WEBZEN, if any, shall be appointed by the shareholders meeting of WEBZEN, such meeting to be held as provided under Article 4. At the date of dissolution registration, the current directors and auditor of NHN Games shall no longer act in such capacity and all of their outstanding wages and retirement compensation shall be settled by NHN Games in full, based on its internal protocol, before such date.

Article 12. EXPENSES. The expenses accrued with dissolution of NHN Games shall be determined by mutual agreement set forth. If the Agreement is terminated pursuant to Article 13, or voided under Article 14, all costs and expenses incurred in connection with this Agreement and the transaction contemplated hereby shall be, unless mutually agreed otherwise, paid by the party incurring such expense.

Article 13. TERMINATION. This Agreement may be terminated at any time prior to the Effective Time of the Merger by any party (except by the party in violation of this Agreement):
(a) by mutual written consent of WEBZEN and NHN Games; or
(b) if there are any insolvency, dissolution, liquidation, bankruptcy or work-out procedures of, or application for such procedures by, either WEBZEN or NHN Games; or
(c) if the approval of the shareholders of WEBZEN and/or NHN Games regarding the Merger has not been obtained in the three months period after the shareholder list closing date; or
(d) if the consummation of the Merger becomes illegal or impossible, due to any changes in the relevant laws or government regulations, and no agreement between WEBZEN and NHN Games is forthcoming in 30 days since such changes became effective; or
(e) if a party breaches the Agreement and does not remedy in 30 days after its receipt of the other party’s written request for remedy; or
(f) if the total amount of appraisal rights exercised exceeds KRW 30,000,000,000; or
(g) if any change that will have a material adverse impact on the finance, operation, sales and prospects of either WEBZEN or NHN Games occurs.
In the event of termination of this Agreement, this Agreement and all related transactions shall retroactively become void and null except for the liabilities already incurred.

Article 14. CONDITIONS TO EACH PARTY’S OBLIGATION. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions:
(a) This Agreement shall have been approved and adopted by the shareholders of WEBZEN and NHN Games; and
(b) All consents, approval or authorization of any governmental authorities as required by law for the consummation of the transactions contemplated by this Agreement shall have been obtained.
If any of these conditions are not met, this Agreement shall become void and null from the day before Effective Time or a date mutually agreed upon.

Article 15. OTHERS.
(a) The base date for the calculation of the stock exchange ratio shall be April 14, 2010.
(b) WEBZEN and NHN Games shall jointly determine any other matters required to consummate the Merger but not specified in this Agreement.

IN WITNESS THEREOF, the parties hereto have executed two copies of this Agreement, each signed and sealed by their representative of WEBZEN and NHN Games, one copy to be kept by each party.

April 15, 2010

Webzen Inc.	NHN Games Co., Ltd.
Address:	Address:
Floor 14, Daerung Post Tower II	Floor 13, Daerung Post Tower II
183-13 Guro-3dong, Guro-gu, Seoul	183-13 Guro-3dong, Guro-gu, Seoul

/s/ Chang Keun Kim	/s/ Byoung Gwan Kim
Name: Chang Keun Kim	Name : Byoung Gwan Kim
Title : CEO	Title : CEO